UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue

7th Floor

New York, NY 10177

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Termination of a Material Definitive Agreement

As previously disclosed, on October 28, 2025, Paranovus Entertainment Technology Limited (the “Company”), entered into a sales agreement (the “Sales Agreement”) with A.G.P/Alliance Global Partners (the “Sales Agent”), to issue and sell Company’s Class A ordinary shares (the “Class A Ordinary Shares”), from time to time, through an at the market offering, pursuant to the Company’s registration statement on Form F-3 (Registration No. 333-275599), as supplemented by the prospectus supplement dated October 28, 2025.

On March 18, 2026, the Company sent a termination notice to the Sales Agent, pursuant to which, the Sales Agreement and all related agreements contemplated thereunder were terminated and had no further force and effect, effective on March 22, 2026. As of the date of this Current Report on Form 6-K, the Company has sold 5,880,052 Class A Ordinary Shares (on an adjusted basis to reflect the 1-for-100 reverse share split effective on December 18, 2025) pursuant to the Sales Agreement.

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: March 23, 2026	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

3